FLASR INC.

1075 Peachtree Street NE

Suite 3650

Atlanta, Georgia 30309

November 12, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Flasr Inc. f/ka/ Language Arts Corp. Form 8-K filed September 15, 2014 File Number 0-55270

Gentlemen:

In response to your letter dated September 17, 2014, which was only received on September 16th, we are submitting via Edgar an amended Form 8-K with respect to the change in the certifying accountant of Flasr Inc. (the "Company"). Please note that notwithstanding the requests made, we are currently unable to obtain an Exhibit 16 letter from LL Bradford in connection with the initial filing of the Form 8-K in September or this amended Form 8-K.

The undersigned, being the sole officer and director of the Company, hereby acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2. Comments or changes to the disclosure in response to comments from the Securities and Exchange Commission (the “Commission”) or the staff, does not foreclose the Commission from taking any action with respect to the filing.

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call

David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250, email address david@dlubinassociates.com.

Thank you for your attention to this matter.

Very truly yours,

FLASR Inc.

By	/s/ Everett Dickson
Name:	Everett Dickson
Title:	President, Chief Executive Officer, Chief Financial Officer and Secretary and Sole Director